UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586898

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Fourth Quarter and Full Year of Fiscal Year 2011

BEIJING, China, March 8, 2012/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leading internet video company in China, today announced unaudited financial results for the fourth quarter of and full fiscal year ended December 31, 2011.

Background

In 2010, Ku6 Media (formerly known as Hurray!) completed a series of transactions including acquisition of Ku6 Holding Limited in January 2010 and disposal of its wireless value-added services (“WVAS”) and music businesses to Shanda Interactive Entertainment Limited (“Shanda”) as well as acquisition of online audio business from Shanda in August 2010, and became a company focusing on online advertising business on its online video platform of www.Ku6.com. As a result, the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements.

Highlights

•	Total revenues were $4.42 million; performance advertising revenue increased continuously and accounted for 79.2% of total revenues in the quarter

•	The Company recorded its first gross profit of $0.19 million; net loss was $3.94 million, the lowest since Ku6 Media became public in 2010

•

The Company has solidified its leading position in User Generated Content (UGC); contracted Value Creating User (VCU) reached 5,000, number of videos uploaded daily reached 200,000, and monthly Unique Visitors (UV) reached 220 million in February 2012, according to Ku6 Media’s internal data

•	Partnership with YouTube announced in January 2012, to allow Ku6 Media’s international users to view original videos from China

Business results

Total revenues, representing advertising revenue from online video portal operation, were $4.42 million in the fourth quarter of 2011, representing an increase of 4.5% from $4.23 million in the third quarter of 2011 and a decrease of 34.7% from $6.77 million in the fourth quarter of 2010.

In the second quarter of 2011, the Company started to generate revenues from performance advertising using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent. 79.2% of total revenues in the fourth quarter was from this source, as compared to 72.3% of total revenues in the third quarter of 2011.

Cost of revenues was $4.23 million in the fourth quarter of 2011, representing a decrease of 22.8% from $5.48 million in the third quarter of 2011 and a decrease of 66.1% from $12.46 million in the fourth quarter of 2010. The change of content strategy since the second quarter of 2011 from long-form professional content to UGC is the main reason for the decrease in cost of revenues. As a result, gross profit was $0.19 million in the fourth quarter of 2011, as compared to a gross loss of $1.25 million in the third quarter of 2011 and a gross loss of $5.70 million in the fourth quarter of 2010.

Operating expenses were $4.38 million in the fourth quarter of 2011, representing a decrease of 61.2% from $11.28 million in the third quarter of 2011 and a decrease of 55.2% from $9.77 million in the fourth quarter of 2010. Fourth quarter operating expenses include a $0.98 million favorable adjustment due to increased forfeitures of equity compensation awards caused by greater than anticipated headcount reductions in the Company’s strategic transition.

Operating loss was $4.19 million in the fourth quarter of 2011, representing a decrease of 66.6% from $12.53 million in the third quarter of 2011 and a decrease of 72.9% from $15.46 million in the fourth quarter of 2010.

Net loss was $3.94 million in the fourth quarter of 2011, representing a decrease of 69.6% from the loss of $12.98 million in the third quarter of 2011 and a decrease of 74.5% from the loss of $15.45 million in the fourth quarter of 2010.

Net loss attributable to Ku6 Media was $3.94 million in the fourth quarter of 2011, as compared to $12.98 million in the third quarter of 2011 and $15.42 million in the fourth quarter of 2010.

Net loss attributable to Ku6 Media per basic and diluted ADS was $0.08 in the fourth quarter of 2011, compared to $0.26 in the third quarter of 2011 and $0.44 in the fourth quarter of 2010. Weighted average ADSs used to calculate diluted net loss per ADS were 50.2 million in the fourth quarter of 2011, 50.2 million in the third quarter of 2011 and 34.8 million in the fourth quarter of 2010.

Loss before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $2.84 million in the fourth quarter of 2011, compared to $11.20 million in the third quarter of 2011 and $13.84 million in the fourth quarter of 2010. Reconciliation between net loss attributable to Ku6 Media under U.S. Generally Accepted Accounting Principles (GAAP) and EBITDA is presented at the end of this news release.

As of December 31, 2011, the Company had $26.75 million in cash and cash equivalents, compared to $41.63 million as of September 30, 2011. Accounts receivable decreased by $1.40 million, Accounts payable decreased by $8.64 million, and short term loans decreased by $1.97 million.

On January 17, 2012, the Company announced that it has entered into a definitive agreement with YouTube, a renowned international video-sharing website owned by Google, which would allow Ku6 Media’s international users to view original videos from China through a new channel operated by YouTube. In March 2012, the Company established a partnership with Channel V, a music video entertainment TV channel, to bring its content to Ku6 Media’s users.

Business results for fiscal year 2011

Total revenues from continuing operations for fiscal year 2011, representing advertising revenue from online video portal and online audio operations, were $19.22 million, compared to $16.56 million for the fiscal year 2010.

Gross loss from continuing operations was $11.66 million for the fiscal year 2011, compared to $23.90 million for the fiscal year 2010.

Operating expenses from continuing operations were $37.91 million for the fiscal year 2011, compared to $29.70 million for the fiscal year 2010.

Net loss from continuing operations was $49.39 million for the fiscal year 2011, compared to $53.54 million for the fiscal year 2010.

Net loss attributable to Ku6 Media was $49.34 million for the fiscal year 2011, compared to $51.51 million for the fiscal year 2010.

Net loss attributable to Ku6 Media per basic and diluted ADS was $1.16 for the fiscal year 2011, compared to $1.67 for the fiscal year 2010. Weighted average ADSs used to calculate diluted net loss per ADS were 42.7 million for the fiscal year 2011 and 31.0 million for the fiscal year 2010.

EBITDA was a loss of $43.28 million for the fiscal year 2011, compared to a loss of $46.32 million for the fiscal year 2010.

Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “Through the successful strategic transition starting in the second quarter of 2011, Ku6 Media has firmly established itself as the leader in UGC in China, with nearly 200, 000 video clips being uploaded on daily basis in February of 2012. Our Value Creating User (VCU) program, started in August 2011, has now recruited more than 5, 000 contracted VCUs, who enjoy financial rewards according to video views their uploads attract. According to Ku6 Media’s internal tracking data, monthly unique visitors (UV) have reached 220 million in February 2012. With continuous efforts in cost and expense reduction, in the fourth quarter of 2011 we have achieved our first quarterly gross profit and cut our quarterly net loss to its lowest level since Ku6 Media became public in 2010. We are confident that these improvements will build a solid foundation for steady and sustainable growth.”

Note to the financial information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress. In addition, because management’s evaluation of the Company’s internal control over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of December 31, 2011.

Conference call

Ku6 Media’s management team will host a conference call on Thursday, March 8, 2012 at 7:30 a.m. EST, which is Thursday, March 8, 2012 at 8:30 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.

Dial-in numbers:

United States:	17183541231/18665194004
International Toll:	+65 67239381
China Domestic:	4006208038
Hong Kong:	85224750994
Conference ID:	57560358

A replay will be available from March 8, 2012 for 7 days.

United States:	18662145335
International Toll:	+61 2 8235 5000
China Domestic:	4006920026
Conference ID:	57560358

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/8y5np5n7.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on User Generated Content (UGC). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For more information, please contact:

Ms. Liu Shuangyu

Acting Investor Relations Manager

Telephone +86 10 5758 6814

ir@ku6.com

Ku6 Media Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2011	As of December 31, 2010
U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	$26,751	$27,295
Restricted cash	3,600	—
Accounts receivable, net of allowance for doubtful accounts	777	8,135
Accounts receivable due from related party	2,740	326
Prepaid expenses and other current assets	884	3,487
Other receivable due from related parties	19,539	5,532
Inventories	—	31
Total current assets	54,291	44,806
Deposits	307	—
Property and equipment, net	3,593	8,004
Acquired intangible assets, net	24,111	27,264
Investment in equity affiliate	255	—
Goodwill	6,233	6,896
Total assets	$88,790	$86,970

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$3,178	—
Accounts payable	6,365	15,503
Accounts payable due to related party	—	1,665
Accrued expenses and other current liabilities	10,016	11,462
Other payable due to related parties	13,552	7,777
Total current liabilities	33,111	36,407
Non-current deferred tax liabilities	4,826	4,925
Total liabilities	37,937	41,332

Shareholders’ equity:
Ordinary shares	251	174
Additional paid-in capital	184,874	130,100
Accumulated deficit	(132,449)	(83,105)
Accumulated other comprehensive income (loss)	(1,823)	(1,423)
Total Ku6 Media Co., Ltd. shareholders’ equity	50,853	45,746
Non-controlling interests	—	(108)
Total shareholders’ equity	50,853	45,638
Total liabilities and shareholders’ equity	$88,790	$86,970

Ku6 Media Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising
Third parties	977	6,579	11,146	15,854
Related parties	3,444	187	8,076	701
Total revenues	4,421	6,766	19,222	16,555

Cost of revenues:
Advertising
Third parties	4,233	12,336	30,501	40,083
Related parties	—	127	380	376
Total cost of revenues	4,233	12,463	30,881	40,459

Gross profit (loss)	188	(5,697)	(11,659)	(23,904)

Operating expenses:
Product development	592	—	2,693	—
Selling and marketing	16	5,981	11,815	16,195
General and administrative	3,767	3,785	20,604	13,507
Other general expenses	—	—	2,800	—
Total operating expenses	4,375	9,766	37,912	29,702

Operating loss from continuing operations	(4,187)	(15,463)	(49,571)	(53,606)
Interest income	82	8	171	58
Other income	563	—	1,293	—
Interest expense	(333)	(1)	(1,119)	(32)
Equity in loss of affiliates	(63)	—	(264)	—
Loss before income tax expense	(3,938)	(15,456)	(49,490)	(53,580)

Income tax benefit	—	10	99	41

Net loss from continuing operations	(3,938)	(15,446)	(49,391)	(53,539)

Discontinued operations:

Net loss from discontinued operations, net of tax	—	—	—	(3,139)
Gain from disposal of discontinued operations, net of tax	—	—	—	4,487
Net income (loss) from discontinued operations, net of tax	—	—	—	1,348
Net loss	(3,938)	(15,446)	(49,391)	(52,191)
Less: Net loss attributable to the non-controlling interest	—	23	47	681
Net loss attributable to Ku6 Media Co., Ltd.	(3,938)	(15,423)	(49,344)	(51,510)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00	$0.00
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$(0.00)	$(0.01)	$(0.02)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.08)	$(0.44)	$(1.16)	$(1.71)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00	$0.04
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.08)	$(0.44)	$(1.16)	$(1.67)

Weighted average shares used in per share calculation-basic and diluted	5,019,786,036	3,479,110,636	4,265,277,638	3,096,421,097
Weighted average ADSs used in per ADS calculation-basic and diluted	50,197,860	34,791,106	42,652,776	30,964,211

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and its competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.

Reconciliation of net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Net loss attributable to Ku6 Media Co., Ltd.	(3,938)	(15,423)	(49,344)	(51,510)
Add (deduct):
Interest expense	333	1	1,119	26
Income tax expense (benefit)	—	(10)	(99)	(66)
Depreciation and amortization	851	1,597	5,211	5,329
Interest income	(82)	(8)	(171)	(95)
EBITDA	(2,836)	(13,843)	(43,284)	(46,316)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Tony Shen
Name:	Tony Shen
Title:	CFO

Date: March 8, 2012